

Mail Stop 7010

February 26, 2009

via U.S. mail and facsimile

Adam Wasserman, Chief Financial Officer
Gold Horse International, Inc.
c/o Jin Ma Group Co., Ltd.
31, TongDao South Road, Huiming District
Hohot, Inner Mongolia
People's Republic of China

> **RE:** **Gold Horse International, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed October 6, 2008**
> **File No. 000-30311**

Dear Mr. Wasserman:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 35

1. Please expand MD&A to provide a discussion of recent economic events,
   including the recent increase in interest rates and the recent increase in the reserve
   requirement by the Chinese central government and its current and expected
   future impact on your operations, financial position and liquidity. This disclosure
   should provide detailed information on your customers, recent order activity,
   expected trends, management's response for managing these events, potential
   future actions by management and other detailed information. Expand your
   liquidity discussion to address the expected impact to current and future cash
   flows and how you expect recent economic events, including the credit shortage,
   to affect other sources of liquidity. In your response to this letter, please provide
   a detailed description of proposed future disclosure. Refer to Section 501.04 of
   the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 35

2. We note your disclosure of your critical accounting policies. Please expand your
   discussion to analyze, to the extent material, each critical estimate identified,
   factors supporting your estimate, how accurate the estimate/assumption has been
   in the past, how much the estimate/assumption has changed in the past and
   whether the estimate/assumption is reasonably likely to change in the future.
   Please analyze each estimate for specific sensitivity to change, based on other
   outcomes that are reasonably likely to occur and would have a material effect.
   Please revise to provide quantitative as well as qualitative disclosure when
   quantitative information is reasonably available and will provide material
   information for investors. Refer to the Commission's guidance concerning critical
   accounting estimates, available on the SEC website at
   www.sec.gov./rules/interp/33-8350.htm.

Liquidity, page 41

3. Please revise future filings to disclose the specific terms of material debt
   covenants in your debt agreements, if any.   For material debt covenants, please
   disclose the required ratios as well as the actual ratios as of each reporting date.
   This will allow readers to understand how much cushion there is between the
   required ratios and the actual ratios. See Sections I.D and IV.C of the SEC
   Interpretive Release No. 33-8350.

4. Your customer concentration disclosures on pages 9, 23 and Note 15 disclose that
   your four largest customers comprised approximately 86% of your consolidated

revenues for the year ended June 30, 2008. Please provide a discussion within the liquidity section, in future filings, to discuss the effects of your customer concentrations on your liquidity and operations, specifically whether the loss of all or portion of the sales volume from a significant customer would have an adverse effect to liquidity or operations. Refer to Financial Reporting Codification 501.03.a.

5. You disclose on page 20 that you entered into an agreement in May 2008 to invest approximately $100 million in a wind power plant. Additionally you disclose on page 43 that due to current market conditions, the Jin Ma companies will need to raise significant additional capital to fund this project and to date it has not been successful. In future filings, please disclose how much has been invested to date for this project, how much you are contractually obligated to invest and how you plan to fund this obligation. Further tell us how you determined that it was not necessary to disclose this contractual obligation in your table on page 44.

6. We note your contractual obligation table on page 44 that you have $2.6 million in current debt outstanding. We further note your contractual agreement to build the wind power plant as well as guarantees you provide to the banks during the development stage in respect to mortgages offered to buyers until submission of ownership certificates.   Please revise your liquidity section to discuss how much you have outstanding in guarantees for these mortgages at each balance sheet date, how you considered the measurement and disclosure requirements of FIN 45, how you plan to fund these obligations as well as your working capital requirements during 2009 and explain alternatives, if any, if additional debt financing is not available as a result of economic pressures on the credit and equity markets.

7. You state on page 24 that you may be subject to construction defect, product liability and related warranty claims. Please revise future filings to disclose your warranty policy and how you are accounting for these warranties. Tell us how much you have recorded for warranty provisions and how you have considered paragraphs 24-26 of SFAS 5.

8. We note your disclosure throughout your document that you have no direct business operations other than the contractual agreement with the Jin Ma Companies and therefore your ability to pay for operating expenses and interest on the convertible debentures is dependent on distributions from the Jin Ma Companies. Tell us how you considered the requirements for Schedule I of Article 5-04 of Regulation S-X in determining whether parent only financial statements should be included in the your Form 10-K. In your response provide your calculations of the restricted net assets to the consolidated net assets to support your conclusions or revise to include the condensed financial information of the registrant as required.

Condensed Consolidated Balance Sheets, page F-4

9. We note that during the year ended June 30, 2008 and the six months ending December 31, 2008, you had a significant increase in your accounts receivable balance. Given the impact that receivables have on your liquidity, please revise your MD&A to explain the reasons for the significant changes and the variances in the corresponding turnover ratios. Further explain the significant bad debt allowance for your other receivable balance, what the allowance relates to and why any related revenue that was recognized was appropriate. Please tell us and disclose in future filings the nature of this other receivable account and why the allowance account is in excess of the net balance.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Adam Wasserman
Gold Horse International, Inc.
February 26, 2009
Page 5

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

        You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her
absence Melissa Rocha at (202) 551-3854 or the undersigned Accounting Branch Chief at
(202) 551-3355 if you have questions regarding comments on the financial statements
and related matters.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief